William E. Cooper

Attorney at Law

9630 Clayton Road
Saint Louis, Missouri 63124
314-581-4091 bcooper@alliedcos.com

November 4, 2013

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Rush Exploration Inc.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 25, 2013
Comment Letter dated October 31, 2013
File No. 000-51337

Dear Mr. Reynolds:

Rush Exploration Inc. acknowledges receipt of your comments dated October 31, 2013.  We will respond to your requests within ten (10) business days or October 31, 2013.

Yours truly,

 /s/ William E. Cooper

William E. Cooper